Exhibit 99.4

GLOBALINK INVESTMENT INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2025	December 31, 2024
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$357,729	$253,507
Prepaid expenses	6,833	96,892
Total current assets	364,562	350,399
Cash held in Trust Account	1,375,147	3,349,591
TOTAL ASSETS	$1,739,709	$3,699,990

LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$213,625	$79,886
Franchise tax payable	363,102	209,906
Income tax payable	515,293	479,279
Promissory note - related party	—	4,445,458
Due to affiliate	277,000	607,000
Convertible note - related party, net of debt discount	5,194,421	—
Promissory note - third party	720,000	—
Excise tax liability	1,631,756	1,313,485
Total current liabilities	8,915,197	7,135,014
Warrant liabilities	28,500	2,736
Deferred underwriting fee payable	4,025,000	4,025,000
Total Liabilities	12,968,697	11,162,750

COMMITMENTS AND CONTINGENCIES
REDEEMABLE COMMON STOCK
Common stock subject to possible redemption, $0.001 par value, 72,601 and 277,511 shares at redemption value of $12.78 and $11.62 per share, respectively, at September 30, 2025 and December 31, 2024	927,722	3,223,514

STOCKHOLDERS’ DEFICIT
Common stock, $0.001 par value; 500,000,000 shares authorized; 3,445,000 shares issued and outstanding at September 30, 2025 and December 31, 2024 (excluding 72,601 and 277,511 shares subject to possible redemption, respectively)	3,445	3,445
Additional paid-in capital	990,399	—
Accumulated deficit	(13,150,554)	(10,689,719)
Total Stockholders’ Deficit	(12,156,710)	(10,686,274)
LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ DEFICIT	$1,739,709	$3,699,990

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

1

GLOBALINK INVESTMENT INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2025	2024	2025	2024
OPERATING EXPENSES
General and administrative expenses	$300,423	$287,590	$904,506	$1,310,672
Provision (reversal) for franchise tax expense	93,600	50,000	127,200	93,662
Total operating expenses	(394,023)	(337,590)	(1,031,706)	(1,404,334)

OTHER INCOME (EXPENSE)
Income on cash held in Trust Account	14,218	349,494	80,554	1,036,806
Taxes penalties and interest	(56,769)	—	(354,108)	(2,356)
Interest expense	(392,985)	(51,814)	(1,129,811)	(128,811)
Change in fair value of warrant liabilities	(5,700)	14,250	(25,764)	(12,369)
Total other (loss) income, net	(441,236)	311,930	(1,429,129)	893,270

Loss before provision for income taxes	(835,259)	(25,660)	(2,460,835)	(511,064)
Provision for income taxes	6,875	(91,087)	—	(198,175)
NET LOSS	$(828,384)	$(116,747)	$(2,460,835)	$(709,239)

Weighted average shares outstanding Common stock – redeemable	72,601	2,562,567	188,942	2,562,567
Basic and diluted net income per share, Common stock – redeemable	$0.04	$0.07	$0.94	$0.17
Weighted average shares outstanding Common stock – non-redeemable	3,445,000	3,445,000	3,445,000	3,445,000
Basic and diluted net loss per share, Common stock – non-redeemable	$(0.24)	$(0.08)	$(0.77)	$(0.33)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

2

GLOBALINK INVESTMENT INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance - December 31, 2024	3,445,000	$3,445	$—	$(10,689,719)	$(10,686,274)
Gain on modification of terms of promissory notes and advances from affiliate	—	—	940,847	—	940,847
Remeasurement of common stock subject to redemption	—	—	(162,099)	—	(162,099)
Net loss	—	—	—	(738,555)	(738,555)
Balance - March 31, 2025	3,445,000	3,445	778,748	(11,428,274)	(10,646,081)
Remeasurement of common stock subject to redemption	—	—	(138,638)	—	(138,638)
Excise tax liability in connection with redemption	—	—	(26,173)	—	(26,173)
Net loss	—	—	—	(893,896)	(893,896)
Balance – June 30, 2025	3,445,000	3,445	613,937	(12,322,170)	(11,704,788)
Remeasurement of common stock subject to redemption	—	—	(20,752)	—	(20,752)
Claw back for the December 2024 Extension Overpayment Amount	—	—	397,214	—	397,214
Net loss	—	—	—	(828,384)	(828,384)
Balance – September 30, 2025	3,445,000	$3,445	$990,399	$(13,150,554)	$(12,156,710)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

	Common Stock		Accumulated	Total Stockholders’
	Shares	Amount	Deficit	Deficit
Balance - December 31, 2023	3,445,000	$3,445	$(7,267,190)	$(7,263,745)
Remeasurement of common stock subject to redemption	—	—	(455,764)	(455,764)
Net loss	—	—	(375,307)	(375,307)
Balance – March 31, 2024	3,445,000	$3,445	$(8,098,261)	$(8,094,816)
Remeasurement of common stock subject to redemption	—	—	(440,824)	(440,824)
Net loss	—	—	(217,185)	(217,185)
Balance - June 30, 2024	3,445,000	$3,445	$(8,756,270)	$(8,752,825)

Remeasurement of common stock subject to redemption	—	—	(388,406)	(388,406)
Net loss	—	—	(116,747)	(116,747)
Balance - September 30, 2024	3,445,000	$3,445	$(9,261,423)	$(9,257,978)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

3

GLOBALINK INVESTMENT INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,460,835)	$(709,239)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest income on cash held in Trust Account	(80,554)	(1,036,806)
Change in fair value of warrant liabilities	25,764	12,369
Amortization of debt discount	940,847	—
Changes in operating assets and liabilities:
Prepaid expenses	90,059	64,879
Income tax payable	36,014	(91,956)
Interest expense accrual	188,964	128,811
Excise tax payable	292,098	—
Accounts payable	133,738	(75,678)
Franchise tax payable	153,196	(50,000)
Net cash used in operating activities	(680,709)	(1,757,620)

Cash Flows from Investing Activities:
Cash deposited to Trust Account	—	(540,000)
Cash deposited to Trust Account for extension	(740,774)	—
Cash withdrawn from trust in connection with redemption of common stock	2,617,281	—
Cash withdrawn from Trust Account to pay tax obligations	178,491	433,768
Net cash provided by (used in) investing activities	2,054,998	(106,232)

Cash Flows from Financing Activities:
Proceeds from promissory note - related party	170,000	1,850,000
Proceeds from promissory note - third party	720,000	—
Redemption of common stock	(2,617,281)	—
Redemption refund	397,214	—
Due to affiliate- advance	60,000	—
Net cash (used in) provided by financing activities	(1,270,067)	1,850,000

NET CHANGE IN CASH	104,222	(13,852)
CASH, BEGINNING OF PERIOD	253,507	79,073
CASH, END OF PERIOD	$357,729	$65,221

Supplementary Cash Flow Information:
Cash paid for income tax	$—	$—
Cash paid for interest expense	$—	$—
Non-cash investing and financing activities:
Remeasurement of Common stock subject to redemption	$321,489	$1,284,994
Gain on modification of terms of promissory notes and advances from affiliate	$940,847	$—
Excise tax accrued for common stock redemption	$26,173	$—
Reclassification of due to affiliate	$390,000	$—
Reclassification of promissory note - related party	$5,745,269	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

4

GLOBALINK INVESTMENT INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

Note 1 – Description of Organization and Business Operations and Liquidity

Globalink Investment Inc. (the “Company” or “Globalink”) was incorporated in Delaware on March 24, 2021. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (the “Business Combination”). As of September 30, 2025, the Company had not commenced any operations. All activity through September 30, 2025 relates to the Company’s formation, Initial Public Offering (the “IPO”), and preparing for a Business Combination, as described below. The Company completed a Business Combination on October 28, 2025.

On July 27, 2022, Globalink Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of the Company, was formed. Globalink Merger Sub, Inc. had not commenced any operations as of September 30, 2025.

On April 3, 2024, Globalink Merger Sub (Cayman), was incorporated in the Cayman Islands as a wholly-owned subsidiary of the Company. On December 31, 2024, Globalink Merger Sub (Cayman) was deregistered.

Initial Public Offering

The registration statement for the Company’s Initial Public Offering (the “IPO”) was declared effective on December 6, 2021. On December 9, 2021, the Company consummated the IPO of 10,000,000 units (collectively, the “Units” and each, a “Unit”) at $10.00 per Unit generating gross proceeds of $100,000,000, which is discussed in Note 3. The Company has selected December 31 as its fiscal year end.

Simultaneously with the closing of the IPO, the Company consummated the sale of 517,500 units (collectively, the “Private Placement Units” and each, a “Private Placement Unit”) at a price of $10.00 per Private Placement Unit in a private placement to Public Gold Marketing Sdn. Bhd., a Malaysian private limited company and a related party of the Company, generating gross proceeds of $5,175,000, which is described in Note 4.

Additionally with the closing of the IPO, the Company granted the underwriters a 45-day option to purchase up to 1,500,000 Units to cover over-allotment. On December 13, 2021, the underwriters fully exercised the option and purchased 1,500,000 additional Units (the “Over-allotment Units”), generating additional gross proceeds of $15,000,000.

Simultaneously with the exercise of the over-allotment option, the Company consummated a private sale of an additional 52,500 Private Placement Units to Public Gold Marketing Sdn. Bhd. at a price of $10.00 per Private Placement Unit, generating additional gross proceeds of $525,000. Since the underwriters’ over-allotment option was exercised in full, the sponsor did not forfeit any Founder Shares (as defined in Note 5).

Offering costs for the IPO and the exercise of the underwriters’ over-allotment option amounted to $6,887,896, consisting of $2,300,000 of underwriting fees, $4,025,000 of deferred underwriting fees payable (which are held in the Trust Account (as defined below)) and $562,896 of other costs. As described in Note 6, the $4,025,000 of deferred underwriting fee payable is contingent upon the consummation of a Business Combination, subject to the terms of the underwriting agreement.

5

Trust Account

Following the closing of the IPO, $116,725,000 ($10.15 per Unit) from the net proceeds of the sale of the Units in the IPO and the Private Placement Units were placed in a trust account (“Trust Account”) and, prior to July 2023, were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act. As of September 30, 2025, $1,375,147 was held in Trust Account.

To mitigate the risk of being deemed to have been operating as an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act), in July 2023, the Company instructed Continental Stock Transfer & Trust Company, the trustee of the Trust Account (the “Trustee” or “Continental”), to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (which may include demand deposit accounts) until the earlier of consummation of the Company’s Business Combination or liquidation. Furthermore, such cash is held in bank accounts, which exceeds federally insured limits as guaranteed by the Federal Deposit Insurance Corporation (the “FDIC”).

Business Combination

On January 30, 2024, the Company entered into a Merger Agreement (as amended and restated on May 20, 2024, further amended on March 6, 2025 and April 18, 2025, and as may be further amended, restated or supplemented from time to time, the “Merger Agreement”), by and among the sponsor, in the capacity as the representative from and after the effective time of the Acquisition Merger (as defined below) (the “Effective Time”) in accordance with the terms and conditions of the Merger Agreement (the “Parent Representative”), Alps Global Holding Pubco, a Cayman Islands exempted company (“PubCo”), Alps Biosciences Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of PubCo (“Merger Sub”), Alps Life Sciences Inc, a Cayman Islands exempted company (“Alps Holdco”) and Dr. Tham Seng Kong, an individual, in the capacity as the representative from and after the Effective Time for the shareholders of Alps Holdco as of immediately prior to the Effective Time in accordance with the terms and conditions of the Merger Agreement (the “Seller Representative”). Pursuant to the terms of the Merger Agreement, the Business Combination between Globalink and Alps Holdco will be effected in two steps: (i) subject to the approval and adoption of the Merger Agreement by the stockholders of the Company, the Company will be merged with and into PubCo, with PubCo remaining as the surviving publicly traded entity and (ii) Merger Sub will merge with and into Alps Holdco, resulting in Alps Holdco remaining as the surviving entity and being a wholly-owned subsidiary of PubCo (the “Acquisition Merger”).

On March 6, 2025, Globalink, Alps Holdco, Parent Representative and Seller Representative, entered into a First Amendment to the Merger Agreement, pursuant to which, parties agreed to:

●	remove the earn-out provision from the Merger Agreement; and

●	remove the $5,000,001 net tangible asset requirement for (i) Globalink immediately prior to the Closing, and (ii) PubCo upon Closing, provided that the PubCo satisfies the listing requirements of and is approved for listing on the Nasdaq Global Market or the Nasdaq Capital Market.

On April 18, 2025, Globalink, Alps Holdco, Parent Representative and Seller Representative entered into a Second Amendment to the Merger Agreement. pursuant to which, parties agreed to:

●	remove the continued listing of Globalink’s securities on Nasdaq as a condition to the closing of the transactions contemplated by the Merger Agreement; and

●	remove the limitation that Parent will not consummate any initial business combination unless it (or any successor) has net tangible assets of at least $5,000,001 upon consummation of such business combination.

6

Upon the consummation of the Business Combination on October 28, 2025, and pursuant to the Merger Agreement:

●	All of the outstanding shares of Alps Holdco were cancelled in exchange for the right to receive PubCo ordinary shares equal to the Conversion Ratio (as defined in the Merger Agreement). The aggregate consideration for the Business Combination is US$1.6 billion, payable at the Closing in the form of newly issued PubCo ordinary shares, at $10.00 per share, of US$0.0001 par value each (the “Merger Consideration Shares”). The Merger Consideration Shares were allocated pro rata with each shareholder of Alps Holdco receiving a number of PubCo ordinary shares determined in accordance with the terms of the Merger Agreement.

●	Each share of Globalink common stock, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the Redomestication Merger (other than any redeemed shares), were automatically cancelled, and PubCo issued to its holder (other than Globalink stockholders who exercised their redemption rights in connection with the Business Combination) one validly issued PubCo ordinary share, which was fully paid;

●	Each Globalink warrant to purchase one-half (1/2) of one share of Globalink common stock issued and outstanding immediately prior to effective time of the Redomestication Merger converted into one warrant to purchase one-half (1/2) of one PubCo ordinary share (“PubCo warrant”) (or equivalent portion thereof). The PubCo warrants will have substantially the same terms and conditions as set forth in the Globalink warrants;

●	The holders of Globalink rights (convertible into one-tenth (1/10) of one share of Globalink common stock) issued and outstanding immediately prior to the effective time of the Redomestication Merger obtained the right to receive one-tenth (1/10) of one PubCo ordinary share (“PubCo right”) in exchange for the cancellation of each Globalink right; and

●	8,000,000 shares of ordinary shares the Combined Company (representing five percent (5%) of the Merger Consideration Shares) were issued and held in escrow with Continental Stock Transfer & Trust (“Escrow Agent”) to satisfy any indemnification obligations incurred under the Merger Agreement (the “Escrow Shares”).

●	The name of the Combined Company was changed to “Alps Group Inc”.

PIPE Investment

On June 4, 2024, June 5, 2024, and August 27, 2024, the Company, Alps Holdco and PubCo entered into subscription agreements with three investors on substantially same terms, pursuant to which, among other things, PubCo has agreed to issue and sell to the investors, and the investors agreed to subscribe for and purchase certain number of ordinary shares of PubCo (“PIPE Shares”) at a purchase price of $10.00 per share for an aggregate purchase price of $40,200,000, in a private placement. On March 25, 2025 and March 26, 2025, the Company, Alps Holdco and PubCo executed the termination agreements with two investors who entered into the subscription agreements to purchase $40 million worth of PIPE Shares, dated June 4, 2024 and June 5, 2024, respectively, and the parties agreed that, upon the execution of the termination agreements, the subscription agreements shall be deemed null and void, and neither party shall have any further rights, obligations, or liabilities under the subscription agreements.

Subsequent to the execution of the Merger Agreement and as a condition and an inducement to Globalink and Alps Holdco to consummate the Business Combination, PubCo, Globalink and Alps Holdco entered into subscription agreements (collectively, the “Subscription Agreements”) with certain investors (the “PIPE Investors”) for an aggregate subscription amount of US$3,107,875 (excluding the $40 million subscription that was terminated) in PubCo ordinary shares in a private placement to be consummated substantially concurrently with the Closing (the “PIPE Investment”). The PIPE Investment closed immediately prior to the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investors, together with certain former shareholders of Globalink also entered into the Registration Rights Agreement with Pubco pursuant to which Pubco will, among other things, file a resale shelf registration statement on behalf of the stockholders no later than 60 days after the Closing. The Amended and Restated Registration Rights Agreement will also provide certain demand registration rights and piggyback registration rights to the shareholders, subject to underwriter cutbacks and issuer blackout periods.

7

Risks and Uncertainties

The Company continues to evaluate the impact of increases in inflation and rising interest rates, financial market instability, including the recent bank failures, the potential government shutdown, the lingering effects of the COVID-19 pandemic and certain geopolitical events, including the wars in Ukraine and the surrounding region and between Israel and Hamas. The Company has concluded that while it is reasonably possible that the risks and uncertainties related to or resulting from these events could have a negative effect on its financial position, results of operations and/or ability to complete an initial Business Combination, the Company cannot at this time fully predict the likelihood of one or more of the above events, their duration or magnitude or the extent to which they may negatively impact the Company’s business and its ability to complete an initial Business Combination.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

During the second quarter of 2024, the Internal Revenue Service issued final regulations with respect to the timing and payment of the excise tax. These regulations provided that the filing and payment deadline for any liability incurred during the period from January 1, 2023 to December 31, 2023 would be October 31, 2024.

The Company is currently evaluating its options with respect to this obligation. Any amount of such excise tax not paid in full will be subject to additional interest and penalties which are currently estimated at 10% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid from November 1, 2024 until paid in full. A detailed discussion of exercise tax was disclosed in Note 2.

8

Liquidity, Capital Resources and Going Concern

As of September 30, 2025, the Company had $357,729 of cash available to meet working capital needs and a working capital deficit of approximately $8.6 million.

On October 28, 2025, the Company consummated the Business Combination pursuant to the terms of the Merger Agreement as disclosed above. Following the Business Combination, the Company became part of Alps, and all its assets and liabilities became assets and liabilities of Alps; the Company has had no operations on its own at all and would not incur any additional expenses and liabilities for its business prior to the Business Combination. The Company’s ability to meet all of its obligations as of September 30, 2025 has been testified by the subsequent settlement by the Company itself or by Alps and its subsidiaries.

The management of Alps has developed specific plans to improve Alps’ liquidity position. If Alps is unable to repay the debt as it comes due with cash generated from operations, the management of Alps attempts to finance its short-term obligations through related party loans. However, there’s no assurance that the management of Alps could successfully get enough funds prior the maturity of short-term obligations. These factors raised substantial double of the Company’s ability to continue as a going concern. The unaudited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC. Certain information or footnote disclosures normally included in unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2024, as filed with the SEC on August 21, 2025. The interim results for the three and nine months ended September 30, 2025 presented are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future interim periods.

Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an emerging growth company as defined in Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s unaudited condensed consolidated financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

9

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. One of the more significant accounting estimates included in these unaudited condensed consolidated financial statements is the determination of the fair value of the warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events.

Cash Held in Trust Account

As of September 30, 2025 and December 31, 2024, all of the assets held in the Trust Account were held in cash.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the FDIC coverage limit. As of September 30, 2025 and December 31, 2024, the Company had not experienced losses on these accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities which qualify as financial instruments under the FASB ASC 820, “Fair Value Measurements and Disclosures,” approximate the carrying amounts represented in the accompanying unaudited condensed consolidated balance sheets, primarily due to their short-term nature.

Debt Modification or Extinguishment

The Company evaluates amendments to determine whether a change was a modification or an extinguishment of debt. For a modification, no gain or loss is recorded, and a new effective interest rate is established based on the carrying value of the debt and revised cash flow. If the debt is extinguished, the old debt is derecognized and the new debt is recorded at fair value, which becomes the new carrying value. A gain or a loss is recorded for the difference between the net carrying value of the original debt and the fair value of the new debt. Interest expense is recorded based on the effective interest rate of the new debt. A debt is considered extinguished if the terms of the new debt and original instrument are “substantially different.”

Convertible Debt

The Company issues debt that may have conversion features.

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Convertible debt – derivative treatment – When the Company issues debt with a conversion feature, the Company must first assess whether the embedded equity-linked component is clearly and closely related to its host instruments. If a component is clearly and closely related to its host instruments, then the Company has to assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: a) one or more underlying, typically the price of our common stock; b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both a) indexed to its own stock; and b) classified in shareholders’ equity in its statement of financial position.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, the Company estimates the fair value of the embedded derivative using the Black Scholes method upon the date of issuance. If the fair value of the embedded derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. The derivative shall be recorded at fair value as liability and the carrying value assigned to the host contract represents the difference between the previous carrying amount of the hybrid instrument and the fair value of the derivative; therefore, there is no gain or loss from the initial recognition and measurement of an embedded derivative that is accounted for separately from its host contract.

The ASU 2020-06 “Debt with conversion and other option”, changes the accounting for convertible instruments by reducing the number of accounting models. It requires convertible debt instruments to be accounted for under one of the following three models: embedded derivative, substantial premium, or no proceeds allocated (traditional debt) models. It eliminates the cash conversion and beneficial conversion feature models, which will likely result in more convertible debt instruments being accounted for as a single unit. The Company has adopted this ASU on January 1, 2024, as a result of these changes, companies are no longer required to separately account for embedded conversion features solely due to a beneficial conversion or cash settlement provision, unless the feature meets the definition of a derivative under ASC 815 and does not qualify for the equity scope exception.

For the three and nine months ended September 30, 2025, the Company evaluated the added conversion feature (see Note 5 and Note 7) under ASC 835, Interest (“ASC 835”). In accordance with ASC 835, the Company capitalized the debt discount and amortized the debt discount ratably to interest expense in the consolidated statements of operations. Amortization of the debt discount was recognized from the inception of the agreement through September 15, 2025, the expected date of the consummation of the proposed Business Combination. The Company presents the convertible promissory notes on the consolidated balance sheet at face value, net of its amortized debt discount.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2025 and December 31, 2024, the Company’s deferred tax asset for start-up organizational expenses had a full valuation allowance recorded against it. The Company’s effective tax rate was (0.82)% and (354.98)% for the three months ended September 30, 2025 and 2024, respectively, and 0.00% and (38.78)% for the nine months ended September 30, 2025 and 2024, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three and nine months ended September 30, 2025 and 2024 due to penalties and interest on excise tax, business combination expenses, change in fair value of warrants and amortization of debt discount. The Company believes its calculation to be a reliable estimate and allows it to properly take into account the usual elements that can impact its annualized book income and its impact on the effective tax rate. As such, the Company is computing its taxable income (loss) and associated income tax provision based on actual results through September 30, 2025 and does not use the annual effective tax rate (AETR) method.

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FASB ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of September 30, 2025 or December 31, 2024. No amounts were paid for interest and penalties for the three and nine months ended September 30, 2025 and 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. As of September 30, 2025 and December 31, 2024, the balance of income tax payable was $515,293 and $479,279, respectively (including $239,374 of tax payable due from the year ended December 31, 2023, which are overdue). The Company is subject to income tax examinations by major taxing authorities since inception.

On July 4, 2025, the U.S. government enacted tax reform, commonly referred to as the One Big Beautiful Bill Act (“OBBB”). OBBB amends U.S. tax law, including provisions related to bonus depreciation, interest expense limitation, research and development, global intangible low-taxed income, foreign derived intangible income and base erosion and anti-abuse tax. The Company is still evaluating the impact of the OBBB, however, does not currently believe it will have a material impact on its effective tax rate in the current year.

Excise Tax

In connection with the vote to approve the charter amendment proposal presented at the March 2023 Special Meeting, holders of 6,756,695 shares of common stock properly exercised their right to redeem their shares of common stock for an aggregate redemption amount of approximately $69.92 million. In connection with the approval of the Extension Amendment Proposal and the Trust Amendment Proposal at the Special Meeting on November 28, 2023, holders of 2,180,738 shares of the Company’s common stock exercised their right to redeem those shares for cash at an approximate price of $10.82 per share, for an aggregate of approximately $23.60 million. In connection with the votes at December 2024 Special Meeting, holders of 2,285,056 shares of the Company’s common stock exercised their right to redeem those shares for cash at an approximate price of $11.77 per share, for an aggregate of approximately $26.89 million. In connection with the votes at the June 2025 Special Meeting, holders of 204,910 shares of the Company’s common stock exercised their right to redeem those shares for cash at an approximate price of $12.77 per share, for an aggregate of approximately $2.6 million. As of September 30, 2025, the Trust Account had a balance of approximately $1.4 million.

In connection with the votes at the December 2024 Special Meeting, holders of 2,285,056 shares of the Company’s common stock exercised their right to redeem those shares for cash at an approximate price of $11.77 per share, for an aggregate of approximately $26.89 million. It was later determined that the Company did not withdraw all of the interest from the Trust Account that it was allowed to withdraw to cover income and franchise taxes. The December 2024 Extension Redeeming Stockholders were notified of this situation and instructed to return the December 2024 Extension Overpayment Amount to Continental. As of this filing, the Company has recovered $397,214. Due to the reduced redemption, the Company will reduce the excise tax liability when final results of the request are determined.

During the second quarter of 2024, the Internal Revenue Service issued final regulations with respect to the timing and payment of the Excise Tax. These regulations provided that the filing and payment deadline for any liability incurred during the period from January 1, 2023 to December 31, 2023 would be October 31, 2024. Any amount of such Excise Tax not paid in full, will be subject to additional interest and penalties which are currently estimated at 10% interest per annum and a 5% underpayment penalty per month or portion of a month up to 25% of the total liability for any amount that is unpaid from November 1, 2024 until paid in full. As such, the Company has recorded a 1% Excise Tax liability in the amounts of $1,631,756 and $1,313,485, including interest and penalty of $401,466 and $109,368, respectively, on the consolidated balance sheets as of September 30, 2025 and December 31, 2024. The liability for the excise tax does not impact the unaudited condensed consolidated statements of operations and is offset against additional paid-in capital or accumulated deficit if additional paid-in capital is not available. All interest and penalties related to the non-filing and non-payment of the excise tax liability are recorded within the accompanying unaudited condensed consolidated statements of operations.

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For the three months ended September 30, 2025, the Company recognized $30,772 interest and $nil penalties in connection with the unpaid excise tax. For the nine months ended September 30, 2025, the Company recognized $84,590 in interest and $207,508 in penalties in connection with the unpaid excise tax.

Shares of Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Shares of common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s shares of common stock sold in the IPO and as a result of the exercise by the underwriters of their over-allotment option features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, on September 30, 2025 and December 31, 2024, 72,601 and 277,511 shares of common stock subject to possible redemption, respectively, were presented as temporary equity, outside of the stockholders’ deficit section of the Company’s consolidated balance sheets.

On March 6, 2023, in connection with the approval of the extension amendment proposal and the trust amendment proposal presented at the March 2023 Special Meeting, holders of 6,756,695 of the Company’s shares of common stock exercised their right to redeem those shares for cash at an approximate price of $10.35 per share, for an aggregate of approximately $69.92 million.

On November 28, 2023, in connection with the approval of the Extension Amendment Proposal and the Trust Amendment Proposal at the November 2023 Special Meeting, holders of 2,180,738 shares of the Company’s common stock exercised their right to redeem those shares for cash at an approximate price of $10.82 per share, for an aggregate of approximately $23.60 million.

In connection with the December 2024 Special Meeting held on December 3, 2024, holders of 2,285,056 shares of the Company’s common stock exercised their right to redeem those shares for cash at an approximate price of $11.77 per share, for an aggregate of approximately $26.89 million. It was later determined that the Company did not withdraw all of the interest from the Trust Account that it was allowed to withdraw to cover income and franchise taxes and, therefore, the December 2024 Payment should have been approximately $11.52 per share. This meant that the December 2024 Extension Redeeming Stockholders were overpaid in the amount of $563,108, approximately $0.25 per share (the “December 2024 Extension Overpayment Amount”).

In connection with the votes at the June 2025 Special Meeting, holders of 204,910 shares of the Company’s common stock exercised their right to redeem those shares for cash at an approximate price of $12.77 per share, for an aggregate of approximately $2.6 million, leaving 72,601 Public Shares outstanding. On July 25, 2025, in connection with the June 2025 Special Meeting, the Company paid redeeming shareholders $2,617,281, approximately $12.77 per share. During a subsequent re-calculation of the price paid to redeeming shareholders, it was determined that the redeeming shareholders should have been paid $2,594,214, approximately $12.66 per share. The Company will make efforts recover the $23,067, $0.11 per share overpayment, however there are no assurances of recovery.

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The difference between the Trust Account balance and the common stock subject to possible redemption as of September 30, 2025 was the amount available to the Company to pay accrued income and franchise taxes. The Company intends to pay the accrued income and franchise taxes upon the earlier of the completion of the business combination or liquidation.

As of September 30, 2025 and December 31, 2024, the shares of common stock subject to possible redemption reflected in the consolidated balance sheets is reconciled in the following table:

	Schedule of Common Stock Subject to Possible Redemption
	Shares	Amount
Common stock subject to possible redemption, December 31, 2023	2,562,567	27,938,713
Less:
Redemptions	(2,285,056)	(26,890,379)
Plus:
Remeasurement of carrying value to redemption value	—	2,175,180
Common stock subject to possible redemption, December 31, 2024	277,511	$3,223,514
Plus:
Remeasurement of carrying value to redemption value	—	162,099
Common stock subject to possible redemption, March 31, 2025	277,511	$3,385,613
Plus:
Remeasurement of carrying value to redemption value	—	138,638
Redemptions	(204,910)	(2,594,214)
Common stock subject to possible redemption, June 30, 2025	72,601	$930,037
Plus:
Remeasurement of carrying value to redemption value	—	20,752
Redemption adjustments	—	(23,067)
Common stock subject to possible redemption, September 30, 2025	72,601	$927,722

Net Income (Loss) Per Share of Common Stock

The Company complies with the accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share” and uses the two-class method. Net income (loss) per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding for the period. Any remeasurement of the accretion to redemption value of the shares of common stock subject to possible redemption was considered to be dividends paid to the public stockholders.

The Company has one authorized class of common stock. Warrants included in the Units sold in the IPO (the “Public Warrants”) (see Note 3) and warrants included in the Private Placement Units (the “Private Placement Warrants,” together with the Public Warrants, the “warrants”) (see Note 4) to purchase 7,242,000 shares of common stock of the Company at $10.00 per share were issued on December 9, 2021. For the three and nine months ended September 30, 2025 and 2024, no Public Warrants or Private Placement Warrants had been exercised. The 7,242,000 potential shares of common stock underlying the outstanding Public Warrants and Private Placement Warrants to purchase the Company’s shares of common stock were excluded from diluted earnings per share for three and nine months ended September 30, 2025 and 2024 because they are contingently exercisable, and the contingencies have not yet been met. The 319,407 shares of common stock contingent to exercise of convertible notes were excluded from diluted earnings per share for three and nine months ended September 30, 2025 because they are contingently exercisable, and the contingencies have not yet been met. Additionally, the rights are able to be demanded on or any time after the Business Combination, and as the contingency has not been met, the rights are excluded from diluted earnings per share for the three and nine months ended September 30, 2025 and 2024. As a result, diluted net income (loss) per share of common stock is the same as basic net income (loss) per share of common stock for the period. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share for each class of stock.

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The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	For the Three Months Ended September 30,
	2025	2024
Net loss	$(828,384)	$(116,747)
Remeasurement of common stock subject to redemption	(20,752)	(388,406)
Net loss including remeasurement of common stock subject to redemption value	$(849,136)	$(505,153)

	For the Three Months Ended September 30,
	2025		2024
	Redeemable	Non-redeemable	Redeemable	Non-redeemable
Basic and diluted net income (loss) per share of common stock
Numerator:
Allocation of net loss including remeasurement of common stock subject to redemption value	$(17,526)	$(831,610)	$(215,476)	$(289,677)
Remeasurement of common stock subject to redemption	20,752	—	388,406	—
Allocation of net loss, as adjusted	$3,226	$(831,610)	$172,930	$(289,677)
Denominator:
Basic and diluted weighted average shares outstanding	72,601	3,445,000	2,562,567	3,445,000
Basic and diluted net income (loss) per share of common stock	$0.04	$(0.24)	$0.07	$(0.08)

	For the Nine Months Ended September 30,
	2025	2024
Net loss	$(2,462,010)	$(709,239)
Remeasurement of common stock subject to redemption	(321,489)	(1,284,994)
Net loss including remeasurement of common stock subject to redemption value	$(2,782,324)	$(1,994,233)

	For the Nine Months Ended September 30,
	2025		2024
	Redeemable	Non-redeemable	Redeemable	Non-redeemable
Basic and diluted net income (loss) per share of common stock
Numerator:
Allocation of net loss including remeasurement of common stock subject to redemption value	$(144,663)	$(2,637,661)	$(850,653)	$(1,143,580)
Remeasurement of common stock subject to redemption	321,489	—	1,284,994	—
Allocation of net loss, as adjusted	$176,826	$(2,637,661)	$434,341	$(1,143,580)
Denominator:
Basic and diluted weighted average shares outstanding	188,942	3,445,000	2,562,567	3,445,000
Basic and diluted net income (loss) per share of common stock	$0.94	$(0.77)	$0.17	$(0.33)

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Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. The Company accounts for the warrants issued in connection with the Company’s IPO in accordance with the guidance contained in ASC 815 under which the public warrants meet the criteria for equity treatment and the private warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, the Company classifies the private warrants as liabilities at their fair value and adjust the private warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited condensed consolidated statements of operations. The fair value of the warrants was estimated using a binomial lattice model.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASC 2023-07 for the year ended December 31, 2024.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires disclosure of incremental income tax information within the rate reconciliation and expanded disclosures of income taxes paid, among other disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company’s management is still evaluating the impact of ASU 2023-09 on its unaudited condensed consolidated financial statements.

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Note 3 — Initial Public Offering and Over-allotment

Pursuant to the IPO and the underwriters’ exercise of the over-allotment option in December 2021, the Company sold an aggregate of 11,500,000 Units at a price of $10.00 per Unit. Each Unit consists of one share of common stock, one redeemable warrant (each, a “Public Warrant” and collectively, the “Public Warrants”) and one right (each a “Public Right” and collectively, the “Public Rights”). Each Public Warrant entitles its holder to purchase one-half (1/2) of one share of common stock at a price of $11.50 per share, subject to adjustment. Each Public Right entitles the holder to receive one-tenth (1/10) of one share of common stock at the closing of a Business Combination (see Note 9).

Note 4 — Private Placement

On December 9, 2021 and December 13, 2021, simultaneously with the consummation of the IPO and the underwriters’ exercise of their over-allotment option, the Company consummated the issuance and sale (“Private Placement”) of 570,000 Private Placement Units in a private placement transaction at a price of $10.00 per Private Placement Unit, generating gross proceeds of $5,700,000. Each whole Private Placement Unit consists of one share, one warrant (each a “Private Placement Warrant” and collectively the “Private Placement Warrants”) and one right to receive one-tenth (1/10) of one share of common stock at the closing of a Business Combination. Each whole Private Placement Warrant will be exercisable to purchase one-half of one share of common stock at a price of $11.50 per share. A portion of the proceeds from the Private Placement Units were added to the proceeds from the IPO to be held in the Trust Account.

Note 5 — Related Party Transactions

Founder Shares

On August 19, 2021, the sponsor purchased 2,875,000 shares (the “Founder Shares”) of the Company’s common stock, par value $0.001, for an aggregate price of $25,000. The Founder Shares are subject to certain transfer restrictions, as described in Note 9.

The Initial Stockholders have agreed, subject to limited exceptions, that 50% of these shares will not be transferred, assigned, sold or released from escrow until the earlier of six months after the date of the consummation of the Company’s initial Business Combination and the date on which the closing price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after its initial Business Combination and the remaining 50% of the Founder Shares will not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Company’s initial Business Combination, or earlier, in either case, if, subsequent to the Company’s initial Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Private Placement

Simultaneously with the closing of the IPO, the Company consummated the sale of 570,000 Private Placement Units at a price of $10.00 per Private Placement Unit in a private placement to Public Gold Marketing Sdn. Bhd., a Malaysian private limited company, a related party generating gross proceeds of $5,700,000, which is described in Note 4.

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Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the sponsor or an affiliate of the sponsor, or certain officers or directors of the Company may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company will repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units. As of September 30, 2025 and December 31, 2024, there were no Working Capital Loans outstanding.

The Company entered into promissory notes with Public Gold Marketing Sdn. Bhd., which is considered a related party due to a familial relationship between the controlling member of the sponsor and a 95% shareholder of Public Gold Marketing Sdn. Bhd. The promissory notes bear an interest of 6% per annum and repayable upon consummation of an initial Business Combination (Note 7).

Support Services

The Company previously entered into an administrative services agreement pursuant to which the Company agreed to pay its sponsor a total of $10,000 per month for office space, administrative and support services. On September 30, 2023, the Company terminated the administrative services agreement. As a result, the Company is no longer be required to pay the sponsor $10,000 monthly since September 30, 2023.

As of September 30, 2025 and December 31, 2024, $217,000 had been accrued under this arrangement and shown under “Due to affiliate” in the accompanying consolidated balance sheets.

Advances

On each of September 5, 2023, September 29, 2023 and November 7, 2023, an affiliate of the Company’s sponsor advanced $130,000 to the Company, for a total advance of $390,000. On March 6, 2025, the Company’s chief executive officer deposited $60,000 into the Trust Account. On March 24, 2025, the $390,000 advance was amended to include a conversion option and as of September 30, 2025, as described below, as a result of which, the $390,000 advance was included in “Convertible note - related party, net of debt discount” on the accompanying consolidated balance sheets. The $60,000 advance to fund trust extension deposits was reflected in “Due to affiliate” on the consolidated balance sheets as of September 30, 2025 and December 31, 2024.

On March 24, 2025, the Company, PubCo and the affiliate of the Company’s sponsor entered into an agreement, pursuant to which the parties agreed that $390,000 of the advances received from the affiliate of the Company’s sponsor shall be converted into ordinary shares of PubCo at the time of the Closing, at a conversion price of $10.00 per share. The Company used extinguishment accounting for the amendment and recorded the difference between the initial principal amount of the promissory note in the amount of $390,000 and the fair value of the amended note as of the date of the amendment in the amount of $329,809, which resulted in a gain on modification of terms of the promissory note and advances from affiliate of $60,191. The Company recorded a gain on debt distinguishment in the equity due to it was a related party loan. The new debt was recorded at fair value with the difference between the face value and the fair value was accreted over the remaining term of the note, which was expected to be September 15, 2025. For the three and nine months ended September 30, 2025, $25,261 and $60,191 amortization of debt discount was recorded as interest expenses on the accompanying unaudited consolidated statement of operations. As of September 30, 2025, the net amount of the note, $390,000, was included in “Convertible notes - related party, net of debt discount” on the Company’s consolidated balance sheet. Upon closing of the Business Combination on October 28, 2025, the $390,000 advances were converted into 39,000 shares of Pubco’s ordinary shares.

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Note 5 — Related Party Transactions (Cont’d)

The Company developed a Probability Weighted Expected Return Model (“PWERM”) to estimate the fair value of “Convertible note - related party, net of debt discount” as of the date of the amendment of the terms of the initial promissory note were made.

The following table presents the quantitative information regarding assumptions used in the valuation of “Convertible note - related party, net of debt discount,” which was determined principally by reference to the fair value of the underlying shares. Assumptions used to estimate the fair value of the underlying shares are as follows:

March 24, 2025
Closing stock price	$12.00
Expected time to liquidity	0.32 years
Risk free rate	4.31%
Volatility	29.6%

Note 6 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Units and warrants that may be issued upon conversion of Working Capital Loans, if any, will be entitled to registration rights (in the case of the Founder Shares, only after conversion of such shares into shares of common stock) pursuant to a registration rights agreement signed on the date of the prospectus for the IPO. These holders are entitled to certain demand and “piggyback” registration rights. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until the termination of the applicable lock-up period for the securities to be registered. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of $0.20 per unit on the offering including the Units issued with the underwriter’s exercise of their over-allotment option, or $2,300,000 in the aggregate at the closing of the IPO. In addition, the underwriters are entitled to deferred underwriting discounts of $0.35 per unit, or $4,025,000 from the closing of the IPO and the exercise of the over-allotment option. On May 22, 2025, the Company, Alps Holdco and the underwriter entered into an Amendment & Acknowledgement of Engagement Letter and Underwriting Agreement (the “Amendment & Acknowledgement”), in relation to an aggregate of $5,025,000 (the “Fee Amount”) the underwriter will be entitled to receive at the closing of the business combination of the Company and Alps Holdco, comprising of $4,025,000 of deferred underwriting commission and $1,000,000 of M&A fee. The Amendment & Acknowledgement provides that certain shareholders of Alps Holdco will transfer 4,187,500 Alps Holdco Shares to Chardan immediately prior to the consummation of the business combination and such transfer shall be treated as full satisfaction of the Company’s obligation to pay the Fee Amount; provided that the business combination is consummated no later than July 31, 2025, or such other date as may be mutually agreed determined by the parties. Upon closing of the Business Combination, shareholders of Alps Holdco transferred 4,187,500 Alps Holdco Shares to Chardan, thereby fully satisfying the Company’s obligation to pay the Fee Amount.

Note 7 — Promissory Notes – Related Party

On March 3, 2023, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of $390,000 for the purpose of extension fees payment. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $390,000 had been borrowed and no amount was available under this note for borrowing.

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Note 7 — Promissory Notes – Related Party (Cont’d)

On March 23, 2023, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of up to $250,000 for working capital needs. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $250,000 had been borrowed and no amount was available under this note for borrowing.

On June 2, 2023, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of up to $700,000 for working capital needs. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $700,000 had been borrowed and no amount was available under this note for borrowing.

On October 13, 2023, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of $250,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $250,000 had been borrowed and no amount was available under this note for borrowing.

On December 8, 2023, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of $110,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $110,000 had been borrowed and no amount was available under this note for borrowing.

On January 5, 2024, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of $250,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $250,000 had been borrowed and no amount was available under this note for borrowing.

On January 25, 2024, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of $300,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $300,000 had been borrowed and no amount was available under this note for borrowing.

On February 22, 2024, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of $300,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $300,000 had been borrowed and no amount was available under this note for borrowing.

On April 4, 2024, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of $300,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $300,000 had been borrowed and no amount was available under this note for borrowing.

On June 5, 2024, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of $400,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $400,000 had been borrowed and no amount was available under this note for borrowing.

On August 14, 2024, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn. Bhd. for an amount of $300,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $300,000 had been borrowed and no amount was available under this note for borrowing.

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Note 7 — Promissory Notes – Related Party (Cont’d)

On October 3, 2024, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn Bhd for an amount of $300,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $300,000 had been borrowed and no amount was available under this note for borrowing.

On December 9, 2024, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn Bhd for an amount of $350,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $350,000 had been borrowed and no amount was available under this note for borrowing.

On September 26, 2025, the Company entered into a promissory note subscription term sheet with Public Gold Marketing Sdn Bhd for an amount of $170,000 for the purpose of working capital. The promissory note bears an interest of 6% per annum and repayable upon consummation of an initial Business Combination. As of September 30, 2025, the full $170,000 had been borrowed and no amount was available under this note for borrowing.

For the three and nine months ended September 30, 2025, the above-mentioned notes have incurred $64,001 and $188,964 of interest and were reflected in the promissory note balance on the consolidated balance sheets and on the unaudited condensed consolidated statements of operations in other income, respectively. For the three and nine months ended September 30, 2024, the above-mentioned notes have incurred $51,814 and $128,811 of interest and were reflected in the promissory note balance on the consolidated balance sheets and on the consolidated statement of operations in other income, respectively. As of September 30, 2025 and December 31, 2024, the total principal and interest amount borrowed against the promissory notes was $4,804,421 and $4,507,595, respectively.

On March 6, 2025, the Company, PubCo and Public Gold Marketing Sdn Bhd entered into an agreement, pursuant to which the parties agreed that $2 million of the outstanding balance under the promissory notes shall be due and payable in cash within 60 days from the date of the closing of the transactions (the “Transactions”) contemplated by the Merger Agreement (the “Closing”), and the remaining balance under the promissory notes shall be converted into ordinary shares of PubCo at the time of Closing, at a conversion price of $10.00 per share.

The Company used extinguishment accounting for the amendment and recorded the difference between the initial principal amount of the promissory note in the amount of $4,491,025 and the fair value of the amended note as of the date of the amendment in the amount of $3,610,369, which resulted in a gain on modification of terms of promissory notes and advances from affiliate of $880,656. The Company recorded a gain on debt distinguishment in the equity due to it was a related party loan. The new debt was recorded at fair value with the difference between the face value and the fair value was accreted over the remaining term of the note, which was expected to be September 15, 2025. For the three and nine months ended September 30, 2025, $303,725 and $880,656 amortization of debt discount was recorded as interest expenses on the accompanying unaudited consolidated statement of operations.

The net amount of the note was $4,804,421, which included $170,000 additional note issued on September 26, 2025 and $143,398 of additional interest expense incurred after March 6, 2025 through September 30, 2025, and was included in “Convertible notes - related party, net of debt discount” on the Company’s consolidated balance sheet as of September 30, 2025.

Upon closing of the Business Combination on October 28, 2025, 280,395 Pubco ordinary shares were issued to Public Gold Marketing Sdn Bhd, reflecting the settlement of $2,804,421 balance of the convertible notes issued to Public Gold Marketing Sdn Bhd. Pubco and Public Gold Marketing Sdn Bhd have mutually agreed to revise the repayment schedule, pursuant to which PubCo is obligated to make cash payment totaling $2,000,000 to Public Gold Marketing Sdn Bhd, comprising $1,000,000 paid on December 31, 2025 and a further $1,000,000 payable on or before March 20, 2026. On December 31, 2025, Pubco paid $1,000,000 to Public Gold Marketing Sdn Bhd. Up to the date the consolidated financial statements were issued, there are $1,000,000 still outstanding under the notes issued to Public Gold Marketing Sdn Bhd.

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Note 7 — Promissory Notes – Related Party (Cont’d)

The Company developed PWERM to estimate the fair value of “Convertible note - related party, net of debt discount” as of the date the amendment of the terms of the initial promissory note were made.

The following table presents the quantitative information regarding assumptions used in the valuation of “Convertible note - related party, net of debt discount,” which was determined principally by reference to the fair value of the underlying shares. Assumptions used to estimate the fair value of the underlying shares are as follows:

March 6, 2025
Closing stock price	$12.00
Expected time to liquidity	0.37 years
Risk free rate	4.31%
Volatility	27.7%

Note 8 — Promissory Note - Third Party

On March 25, 2025, May 27, 2025, and August 11, 2025, the Company entered into three promissory notes with Dr. Tham Seng Kong, who is one of the parties of the Merger Agreement, for $300,000, $350,000 and $250,000 respectively, for the purpose of working capital. The promissory notes are non-interest bearing and repayable upon consummation of an initial Business Combination. As of September 30, 2025, $720,000 had been borrowed under the promissory notes.

On October 13, 2025, the Company entered into an additional promissory note with Dr. Tham Seng Kong, for $130,000, for the purpose of working capital. The promissory note is non-interest bearing and repayable upon consummation of an initial Business Combination.

Up to the date the unaudited consolidated financial statements were issued, $1,020,000 had been borrowed under the promissory notes issued to Dr. Tham Seng Kong and remained unpaid.

Note 9 — Stockholders’ Deficit

Common stock

The Company is authorized to issue 500,000,000 shares of common stock with a par value of $0.001 per share. As of September 30, 2025 and December 31, 2024, there were 3,445,000 (excluding 72,601 and 277,511 shares of common stock subject to possible redemption, respectively) shares of common stock issued and outstanding.

Upon Closing of the merger with Pubco on October 28, 2028, 59,966 shares of common stock were redeemed, leaving 12,635 public common stock converted to PubCo ordinary share on one-for-one basis.

Warrants:

As of September 30, 2025 and December 31, 2024, the Company had 11,500,000 Public Warrants and 570,000 Private Placement Warrants outstanding.

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Note 9 — Stockholders’ Deficit (Cont’d)

The Public Warrants are accounted for as equity instruments in the Company’s unaudited condensed consolidated financial statements. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of the completion of an initial Business Combination and will expire five years after the completion of an initial Business Combination, or earlier upon redemption. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares of common stock. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

Redemption of warrants when the price per common stock equals or exceeds $16.50

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the private placement warrants):

●	in whole and not in part;
●	at a price of $0.01 per warrant;
●	upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the “30-day redemption period”; and
●	if, and only if, the last reported sale price (the “closing price”) of our common stock equals or exceeds $16.50 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities—Warrants”) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants as described above unless an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The Private Placement Warrants are substantially in the same form as the Public Warrants, except they (i) will be exercisable either for cash or on a cashless basis at the holder’s option pursuant and (ii) will not be redeemable by the Company, in either case as long as the Private Placement Warrants are held by the initial purchasers or any of their permitted transferees (as prescribed in the Subscription Agreement, dated December 6, 2021, by and between the Company and Public Gold Marketing Sdn. Bhd.). Once a Private Placement Warrant is transferred to a holder other than a permitted transferee, it shall be treated as a Public Warrant for all purposes. Due to these terms the Private Warrants are required to be liability classified.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances, including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of the warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

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Note 9 — Stockholders’ Deficit (Cont’d)

In addition, if the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.50 per share of common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 165% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional common stock or equity-linked securities.

Rights

Except in cases where the Company is not the surviving company in a Business Combination, each holder of a Public Right will automatically receive one-tenth of one share of common stock upon consummation of a Business Combination, even if the holder of a Public Right converted all shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Certificate of Incorporation with respect to its pre-business combination activities. In the event that the Company will not be the surviving company upon completion of a Business Combination, each holder of a Public Right will be required to affirmatively convert his, her or its rights in order to receive the one-tenth of a share underlying each Public Right upon consummation of the Business Combination.

The Company will not issue fractional shares in connection with an exchange of Public Rights. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law. As a result, the holders of the Public Rights must hold rights in multiples of 10 in order to receive shares for all of the holders’ rights upon closing of a Business Combination.

Note 10 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on the Company’s assessment of the assumptions that market participants would use in pricing the asset or liability.

As of September 30, 2025 and December 31, 2024, the assets held in the Trust Account were held in cash.

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Note 10 — Fair Value Measurements (Cont’d)

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis as of September 30, 2025 and December 31, 2024 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	Level	(Level 1)	(Level 2)	(Level 3)

September 30, 2025

Liabilities:
Warrant Liabilities- Private Warrants	2	$—	$28,500	$—

December 31, 2024

Liabilities:
Warrant Liabilities- Private Warrants	2	$—	$2,736	$—

As of September 30, 2025 and December 31, 2024, the Private Placement Warrants were valued using the observable price for the public warrant as a benchmark, as a result of which, the fair value of the Private Placement Warrant liability was classified as Level 2.

The following table presents the changes in the fair value of warrant liabilities for the three and nine months ended September 30, 2025 and 2024:

Private Placement Warrants
Fair value as of January 1, 2025	$2,736
Change in valuation inputs or other assumptions	1,539
Fair value as of March 31, 2025	$4,275
Change in valuation inputs or other assumptions	18,525
Fair value as of June 30, 2025	$22,800
Change in valuation inputs or other assumptions	5,700
Fair value as of September 30, 2025	$28,500

Private Placement Warrants
Fair value as of January 1, 2024	$1,881
Change in valuation inputs or other assumptions	11,799
Fair value as of March 31, 2024	$13,680
Change in valuation inputs or other assumptions	14,820
Fair value as of June 30, 2024	$28,500
Change in valuation inputs or other assumptions	(14,250)
Fair value as of September 30, 2024	$14,250

Note 11 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the CODM, or group, in deciding how to allocate resources and assess performance.

The Company is a blank check company formed for the purpose of effecting a Business Combination. As of September 30, 2025, the Company had not commenced any operations. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO, which are held in Trust Account, and non-operating income or expense from the changes in the fair value of warrant liability and Capital Contribution Note, which are not considered measures of financial performance used by the CODM.

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Note 11 — Segment Information (Cont’d)

The Company’s CODM has been identified as the Chief Executive Officer, who reviews the consolidated operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment. The CODM does not review assets, which primarily consists of cash held in the Trust Account, in evaluating the results of the Company, and therefore, such information is not presented.

When evaluating the Company’s primary measure of performance and making key decisions, by the CODM, regarding resource allocation, the CODM reviews several key metrics, which include the following:

	For the Three Months Ended
	September 30,
	2025	2024
Professional service fee in connection with Business Combination	$(45,828)	$(69,446)
Franchise tax expense	(93,600)	(50,000)
Other general and administrative expenses and tax expenses	(254,596)	(218,144)
Total operating expenses	$(394,023)	$(337,590)

Income on cash held in Trust Account	$14,218	$349,494

	For the Nine Months Ended
	September 30,
	2025	2024
Professional service fee in connection with Business Combination	$(221,156)	$(222,449)
Franchise tax expense	(127,200)	(100,000)
Other general and administrative expenses and tax expenses	(683,350)	(1,081,885)
Total operating expenses	$(1,031,706)	$(1,404,334)

Income on cash held in Trust Account	$80,554	$1,036,806

The key measures of segment profit or loss reviewed by our CODM are interest earned on investment in the Trust Account and the formation and operating expenses. The CODM reviews interest earned on investment in the Trust Account to measure and monitor stockholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Within the operating expenses, the CODM specifically reviews professional service fees in connection with the Business Combination, which are a significant segment expense, and include legal fees, and advisory fees, as these represent significant costs affecting the Company’s consummation of the Business Combination. Other operating expenses, including accounting expenses, printing expenses, and regulatory filing fees, are reviewed in aggregate to ensure alignment with budget and contractual obligations. These expenses are monitored to manage and forecast cash available to complete a business combination within the required period.

Note 12 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated financial statements were issued. Based upon this review the Company did not identify any subsequent events, other than the below, that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On October 13, 2025, the Company entered into an additional promissory note with Dr. Tham Seng Kong, for the amount of $130,000, for the purpose of working capital. The promissory note is non-interest bearing and repayable upon consummation of an initial Business Combination.

Up to the date the unaudited consolidated financial statements were issued, $1,020,000 had been borrowed under the promissory notes issued to Dr. Tham Seng Kong and remained unpaid.

On October 28, 2025, the Company closed the merger with Pubco as described in Note 1.

Pubco and Public Gold Marketing Sdn Bhd have mutually agreed to revise the repayment schedule set forth in the Agreement dated March 7, 2025, pursuant to which, PubCo is obligated to make cash payment totaling $2,000,000 to Public Gold Marketing Sdn Bhd, comprising $1,000,000 paid on December 31, 2025 and a further $1,000,000 payable on or before March 20, 2026. On December 31, 2025, Pubco paid $1,000,000 to Public Gold Marketing Sdn Bhd. Up to the date the consolidated financial statements were issued, there are $1,000,000 still outstanding under the notes issued to Public Gold Marketing Sdn Bhd.

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